UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of SIX

—

Rio de Janeiro, November 04, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 11/11/2021, informs that it has today finalized the sale of the shares of the company Paraná Xisto S.A (Paraná Xisto), which was formed to hold the Shale Industrialization Unit (SIX), located in São Mateus do Sul, Paraná, to Forbes Resources Brazil Holding S.A. (F&M Brazil), a company owned by Forbes & Manhattan Resources Inc.

After fulfilling all the preceding conditions, the operation was concluded with the total payment of US$ 41.6 million to Petrobras, already with the adjustments foreseen in the contract. The amount received today of US$ 38.6 million is in addition to the US$ 3 million already paid when the purchase and sale contract was signed. The contract also foresees contingent payments (earn out).

F&M Brazil will assume, as of today, the management of Paraná Shale. Petrobras will continue to support F&M Brazil in the operations of SIX for a period of up to 15 months, under a service agreement, avoiding any operational interruption. A lease agreement was also signed today with Paraná Xisto, allowing for the continuity of the research activities developed by Petrobras in experimental plants located in the SIX area.

This sale is in line with Resolution no. 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the refining activity in the country, and integrates the commitment signed by Petrobras with the Administrative Council for Economic Defense (CADE) for the opening of the refining sector in Brazil.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

The operation is aligned to the company's portfolio management strategy and to the improvement of capital allocation, aiming at the maximization of value and greater return to society.

About SIX

SIX, located in the city of São Mateus do Sul, in the state of Paraná, has a shale processing capacity of 5,800 tons/day, focusing on the production of fuel oil, naphtha, fuel gas, LPG, and sulfur.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

About F&M

F&M is a company incorporated and existing under the laws of the Province of Ontario, Canada. F&M is a privately held Canadian holding company focused on natural resources, headquartered in Toronto, Canada, with offices, operations and assets worldwide. F&M employs resources and an industry-recognized technical, financial and capital markets team to incubate, fund, develop and manage resource management companies. F&M has a successful track record of acquiring high quality assets and managing and operating these assets, while adhering to the highest environmental, social and governance standards.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer